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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. This article is posted on HP's internal web site.


IPS OPPORTUNITIES

VJ DESCRIBES BRIGHT FUTURE FOR BUSINESS IN MERGER DISCUSSION SESSION

Vyomesh (VJ) Joshi received a rousing welcome from approximately 400 employees who gathered at the San Diego, California site February 19 for an HP-Compaq merger discussion session. During the talk, the effusive president of Imaging and Printing Systems (IPS) focused on the organization's Q1, FY02 financial results and the positive benefits he believes the merger will bring to IPS. He also spent a portion of the hour-long session answering questions from employees, most of whom came from IPS or the Consumer Business Organization.

VJ began by reviewing IPS' six growth strategies, explaining future plans for each strategy, as well as what the imaging and printing business accomplished during the first quarter in each area. He highlighted recent strides, including:

     o debuting products in the low-end, such as new DeskJet and LaserJet printers;

     o developing products that connect directly to the Internet;

     o growth in digital imaging products, such as scanners and cameras;

     o increasing the number of fax and copier pages captured;

     o transforming commercial printing; and

     o fueling supplies growth.

BENEFITS FOR IPS

By strengthening the enterprise business, the HP-Compaq merger will allow the company to be less dependent on imaging and printing's revenue and profits, VJ said.

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A successful computing business will ensure that the new HP can continue to invest in and grow IPS. The merger will also spawn opportunities to build key relationships with CIO (chief information officer) customers, he continued. "They are the people who will decide that instead of buying the next copier," VJ said, "they are going to buy multi-function products from Hewlett-Packard."

During the Q&A session, an employee asked the IPS leader why he thought HP would succeed with the merger, given the track record of other large acquisitions.

HP's recent spin-off of Agilent Technologies, VJ replied, is one "success story." He also pointed to the employees from both companies who are dedicated solely to the integration planning, working on details ranging from how employees will receive paychecks to how customers will place orders to company branding.

"We have a lot of confidence" in the integration, VJ said, adding that HP's first-quarter results helped show people that HP can focus on executing, outperforming competitors and meeting customer needs.

THE RIGHT BALANCE

In response to another employee's question, VJ explained that businesses such as IPS in the new HP will host the go-to-market functions, which will "give us the right kind of balance" between the company's former organizational structure and the current front-back structure.

Besides the merger, an employee asked, what other alternatives exist to bolster HP's computing business? The board and management team considered many options, VJ said, but the merger emerged as the best way not only to strengthen the enterprise business, but also to allow the company to continue to innovate.

In evaluating decisions such as the merger, employees must ask themselves several questions, VJ said, with emphasis on the first, most important question:
"What is best for the business? What is best for our people? What is best for myself?"

The merger, he told employees, is clearly about what's best for Hewlett-Packard.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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